ATS-N/UA: Part III: Manner of Operations	
Item 7: Order Types and Attributes	
a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a	AlphaX US offers trading in all Regulation NMS common stock, exchange-traded products ~~funds~~ ("ETP~~F~~s") and American depository receipts ("ADRs"), all of which are Regulation NMS securities. AlphaX US allows Participants to place firm orders. In addition to firm orders, AlphaX US allows Participants to submit conditional orders. AlphaX US executes the orders according to Participant specifications and order priority rules. Order Types AlphaX US maintains a dark batch auction order book, which has the following order types: Market Orders: Market Orders are orders to buy or sell a stated amount of a security that is to be executed at or in between the National Best Bid and Offer (the "NBBO") in the matching process (the "Match Event"). Limit Orders: Limit Orders are orders to buy or sell a stated amount of a security at a specified price or better that are to be executed in the Match Event. Peg Orders: Peg order prices change dynamically with the market until their specified durations are met, the orders are filled, or their limit prices are reached. 1. Midpoint Peg Orders: Midpoint Peg Orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO or better in the Match Event. AlphaX US accepts Midpoint Peg Orders with or without a limit price, and Midpoint Peg Orders are eligible to match with all order types, in order to provide the opportunity for price improvement. 2.Primary Peg Orders: Primary Peg Orders are orders to buy at the NBB, or sell at the NBO, a stated amount of a security that is to be executed only at the primary peg in the Match Event. Orders may be submitted with or without a limit price. Participants also have the option to implement an offset to the primary price for this order type. 3. Marketable Peg Orders: Marketable Peg Orders are orders to buy at or below the NBO, or sell at or above the NBB, a stated amount of a security that is to be executed in the Match Event. Orders may be submitted with or without a limit price.

discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Participants also have the option to implement an offset to the NBBO for this order type.

AlphaX US does not offer post-only orders or price sliding orders.

Conditional Orders

Conditional orders are instructions to AlphaX US that Participants want to interact with the order book on a conditional basis. Conditional orders never execute. Instead, when conditional orders would otherwise match with contra party orders, the conditional orders are canceled by AlphaX US, and invitations are sent to the originating Participants, inviting them to send firm-up response orders.

Participants who send firm orders can choose not to interact with conditional orders on an order-by-order basis through their FIX or BIN connection. The default setting is for firm orders to interact with conditional orders. Please refer to Part III, Item 9.a for more details on the handling of conditional orders.

Order Instructions

AlphaX US accepts orders with time-in-force ("TIF") instructions of Day or Immediate or Cancel ("IOC"). An IOC is automatically converted to an Auction or Cancel ("AOC") TIF upon receipt by AlphaX US. Further details are as follows:

1. Day is the default TIF instruction. Day orders are held by AlphaX US on its order book from the time of receipt until the end of Regular Trading Hours or such time that a "cancel" instruction is sent by the Participant, whichever comes first. If unfulfilled by the end of Regular Trading Hours, Day orders are automatically canceled, and any Participant who submitted a Day order is notified through the system.
2. AOC orders (i.e., orders sent with the IOC tag) are held until the completion of the next Match Event, and if unexecuted, are automatically canceled. AOC orders may be submitted with or without a limit price. AOC orders are only eligible for firm orders and cannot be used for conditional orders.

Minimum Execution Quantity

AlphaX US offers a minimum quantity modifier for order execution. The minimum quantity modifier allows a Participant to request a minimum share amount on an order execution, such that if the available liquidity is below the minimum quantity amount, the order will not execute. AlphaX US does not combine contra-orders to meet a minimum execution quantity.

	Routing
	AlphaX US does not support the routing of orders to any other venue.
	Message Priority
	Incoming orders and related messages are processed in the order in which they are received by AlphaX US.
	Match Priority
	An order's match priority is based on price and the time at which such order is received relative to other orders. Each order receives a sequence number on arrival, based on order of arrival into AlphaX US, which is used to determine time priority. Matching priority is constrained by PP (which are counterparty selection and minimum execution quantity).
	Matching instructions are specified in accordance with the FIX and BIN protocols described above in Part III, Item 5.a, and defined by industry standard FIX tags and agreed upon BIN tags defined for these matching instructions. Orders received by AlphaX US during the Pre-Market Order Acceptance Period are given a sequence number on arrival and will sit in the order book until Regular Trading Hours and then are matched pursuant to the matching priority of price/time, constrained by PP (as described in the paragraph above). The time priority is determined by the sequence number assigned to an order at the time of its receipt by AlphaX US.
	Orders submitted to AlphaX US outside the Regular Trading Hours and the Pre-Market Order Acceptance Period are not accepted. For all eligible securities, AlphaX US only executes if Limit-Up-Limit-Down ("LULD") bands are present, and the effective price of a potential match is not constrained by a LULD band.
	Order Amendment
	An open order may be amended by a Participant as long as the amendment is received by AlphaX US before a Match Event occurs. If an order amendment is received during a Match Event and there is still an open order at the conclusion of the Match Event, the amendment will be processed at the conclusion of the Match Event. If the order has been filled during the Match Event and no open order remains, the amendment will be rejected at the end of the Match Event. Order amendments are processed in the order in which they are received by AlphaX US and assigned a sequence number. Amendments of existing order size only keep their original

	sequence number for purposes of time priority if the change is a decrease in the order size. If the order size is increased, the price is altered in any way, or any other change is made, the sequence number is updated to the next sequence number for a new order, and the new sequence number is used for ranking priority. Order Cancellation An open order may be canceled by a Participant to the extent the cancellation order is received and processed by AlphaX US before a Match Event occurs. If an order cancellation is received during a Match Event and there is still an open order at the conclusion of the Match Event, the cancellation will be processed at the conclusion of the Match Event. If the order has been filled during the Match Event and no open order remains, the cancellation will be rejected at the end of the Match Event. A cancellation order cancels all remaining open quantities on the open order. Cancellation orders are processed in the order in which they are received by AlphaX US.
[...]	

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	AlphaX US is a non-displayed trading venue limited to broker-dealer Participants, and makes available for trading all Regulation NMS common stock, ETPFs and ADRs. AlphaX US operates periodic batch auctions at designated time intervals of 10 milliseconds +/- a randomized increment up to 10%. Matching priority is determined on a price/time basis, constrained by Participant Parameters, which are counterparty selection and minimum execution quantity.
[...]	

Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.	As discussed in Part III, Item 11.c, AlphaX US is programmed to react to "halt" messages it receives from the SIP from all U.S. equities exchanges. It will not execute transactions in a security during periods in which trading in the security is halted on the primary listing exchange (e.g., subject to a LULD trading halt, single stock circuit breaker, or regulatory halt). AlphaX US will also halt trading if AlphaX US is experiencing system issues that require such action. For example, AlphaX US will halt trading if it is not receiving accurate market data for the pricing of trades, or has lost connection to the TRF provider or

	clearing broker for proper trade reporting and settlement. Participants may cancel or modify their orders during a halt. AlphaX US will cease to trade stocks during any halt or suspension of trading in said security on the primary listing exchange, including LULD and regulatory halts. During halts, AlphaX US will continue to accept new orders, cancels, and order changes. After a halt, once a security is unhalted by the primary listing exchange, it will be treated no differently than through the course of regular trading. All matching rules and Match Event methodology remain consistent. AlphaX US can suspend trading at any time, including the suspension of trading in individual NMS stocks, ETP~~F~~s and/or ADRs for reasons such as approaching Regulation ATS Fair Access volume thresholds or Regulation SCI volume thresholds. By default, if trading is suspended in a security during Regular Trading Hours, open orders and trading interests in AlphaX US will be canceled. Any new orders received by AlphaX US while a security is disabled will be rejected.